UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 30, 2015

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 27, 2015, announcing the main resolutions to be proposed at STMicroelectronics’ 2015 Annual General Meeting of Shareholders.

PR N°C2775C

STMicroelectronics Reports on Main Resolutions to be Proposed at the 2015 Annual General Meeting of Shareholders

Geneva, March 27, 2015 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, has announced the main resolutions to be submitted for adoption at the Annual General Meeting of Shareholders which will be held in Amsterdam, the Netherlands, on May 27, 2015.

The main resolutions, proposed by the Supervisory Board, include:

•
The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2014, prepared in accordance with International Financial Reporting Standards (IFRS). The 2014 Statutory Annual Accounts are posted on the Company’s website and were filed with the Netherlands Authority for the Financial Markets (AFM) on March 27, 2015;

•
The distribution of a cash dividend of US$0.40 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016 to shareholders of record in the month of each quarterly payment as per the table below;

•
The appointment of Mr. Nicolas Dufourcq as a new member of the Supervisory Board, for a three-year term expiring at the 2018 Annual General Meeting of Shareholders, in replacement of Mr. Jean d’Arthuys whose mandate will terminate as of the 2015 Annual General Meeting of Shareholders;

•	The reappointment of Ms. Martine Verluyten as a member of the Supervisory Board, for a three-year term expiring at the 2018 Annual General Meeting of Shareholders; and

•
The appointment of Ernst & Young Accountants LLP as the Company’s external auditor for the 2016-2019 financial years. The proposal to appoint Ernst & Young Accountants LLP in replacement of PricewaterhouseCoopers Accountants N.V is based on the new Dutch law which currently imposes an eight-year audit firm rotation period.

The record date for all shareholders to participate at the Annual General Meeting of Shareholders will be April 29, 2015. The complete agenda and all relevant detailed information concerning the 2015 Annual General Meeting of Shareholders, as well as all related AGM materials are available on the Company’s website (www.st.com) and made available to shareholders in compliance with legal requirements as of March 27, 2015.

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The table below summarizes the full schedule for the quarterly dividend distribution*:

Transfer between New York and Dutch registered shares restricted:
Quarter	Global Record Date	Ex-dividend Date in Europe	Payment Date in Europe	Ex-dividend Date in NYSE	NYSE Payment Date: on or after	From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2015	16-Jun-15	15-Jun-15	17-Jun-15	12-Jun-15	23-Jun-15	15-Jun-15	17-Jun-15
Q3 2015	22-Sep-15	21-Sep-15	23-Sep-15	18-Sep-15	29-Sep-15	21-Sep-15	23-Sep-15
Q4 2015	15-Dec-15	14-Dec-15	16-Dec-15	11-Dec-15	22-Dec-15	14-Dec-15	16-Dec-15
Q1 2016	22-Mar-16	21-Mar-16	23-Mar-16	18-Mar-16	29-Mar-16	21-Mar-16	23-Mar-16

* Since the Annual General Meeting will be held on May 27, 2015, the Company will be unable to both set the ex-dividend date for, and to pay, the first dividend installment in May according to the usual schedule, and has therefore resolved, in coordination with the stock exchange and with a view to ensuring the appropriate functioning of the market for its shares from a substantive standpoint, to pay such installment in Europe on June 17, 2015 with an ex-dividend date on June 15, 2015. Other than indicated in the table, the ex-dividend and payment dates for the subsequent installments are consistent with the usual schedule.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2014, the Company’s net revenues were $7.40 billion. Further information on ST can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

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MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: March 30, 2015	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services